Footnote Included in the Equity and Fixed Income Funds Financials - 9/30/99


5. Acquisitions
Effective November 16, 1998, the Capital Balanced Fund acquired substantially all the assets and assumed the liabilities of Mentor Strategy Fund ("Strategy Fund") in exchange for Class A, Class B and Class Y shares of the Capital Balanced Fund. The acquisition was accomplished by a tax-free exchange of the respective shares of the Capital Balanced Fund for the net assets of the Strategy Fund. The net assets acquired amounted to $222,601,303. The acquired net assets consisted primarily of the portfolio securities with unrealized appreciation of $15,536,901.The aggregate net assets of the Capital Balanced Fund immediately after the acquisition were $255,551,169.